UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                     Form 40-F ☐

Enclosure: A press release dated January 10, 2024, announcing the re-organization of the product groups of STMicroelectronics.

PR N°C3224C

STMicroelectronics announces new organization

•	New organization to deliver enhanced product development innovation and efficiency, time-to-market as well as customer focus by end market
•	Company re-organized in two Product Groups, split in four Reportable Segments
•	New application marketing focus by end market across all Regions to complement existing sales and marketing organization

Geneva, Switzerland, January 10, 2024 – STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, is announcing today its new organization, effective February 5th, 2024.

“We are re-organizing our Product Groups to further accelerate our time-to-market and speed of product development innovation and efficiency. This will enable us to increase value extraction from our broad and unique product and technology portfolio. In addition, we are getting even closer to our customers with an application marketing organization by end market which will boost our ability to complement our product offering with complete system solutions” said Jean-Marc Chery, President and CEO of STMicroelectronics. “This is an important step in the development of our established strategy, in line with our value proposition to all stakeholders and with the business and financial ambitions we set back in 2022”.

Moving from three to two Product Groups to further enhance product development innovation and efficiency, and time-to-market

The two new Product Groups will be:

-	Analog, Power & Discrete, MEMS and Sensors (APMS), led by Marco Cassis, ST President and member of the Executive Committee; and
-	Microcontrollers, Digital ICs and RF products (MDRF), led by Remi El-Ouazzane, ST President and member of the Executive Committee.

The APMS Product Group will include all ST analog products, including Smart Power solutions for automotive; all ST Power & Discrete product lines including Silicon Carbide products; MEMS and Sensors.

APMS will include two Reportable Segments: Analog products, MEMS and Sensors (AM&S); Power and discrete products (P&D).

The MDRF Product Group will include all ST digital ICs and microcontrollers, including automotive microcontrollers; RF, ADAS, Infotainment ICs. MDRF will include two Reportable Segments: Microcontrollers (MCU); Digital ICs and RF Products (D&RF).

Concurrent with this new organization Marco Monti, ST President of the former Automotive and Discrete Product Group, will leave the Company.

To complement the existing Sales & Marketing organization, a new application marketing organization by end market will be implemented across all ST Regions. This will provide ST customers with end-to-end system solutions based on the Company’s product and technology portfolio.

The company is implementing an application marketing organization by end market across all ST Regions, as part of its Sales & Marketing organization led by Jerome Roux, ST President and member of the Executive Committee. The application marketing organization will cover the following four end markets:

-	Automotive
-	Industrial Power and Energy
-	Industrial Automation, IoT and AI
-	Personal Electronics, Communication Equipment and Computer Peripherals.

The current regional Sales & Marketing organization remains unchanged.

About STMicroelectronics

At ST, we are over 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are committed to achieving our goal to become carbon neutral on scope 1 and 2 and partially scope 3 by 2027.
Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41 22 929 58 12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33 6 59 16 79 08

alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	January 10, 2024	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience